UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

THE MIDDLEBY CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

596278101

(CUSIP Number)

Nathaniel Sack, Esq.
Seyfarth Shaw LLP
55 East Monroe Street
Suite 4200
Chicago, IL 60603-5803
(312) 346-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 25, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 596278101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) WILLIAM F. WHITMAN, JR. DECLARATION OF TRUST

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) THOMAS C. DANZIGER

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment to this statement on Schedule 13D (this “Statement” or this “Schedule 13D”) relates to the common stock, par value $.01 per share (the “Common Stock”), of The Middleby Corporation, a Delaware corporation (the “Issuer” or “Middleby”).  The principal executive office of the Issuer is located at 1400 Toastmaster Drive, Elgin, Illinois 60120.

Item 2.	Identity and Background
(a) – (c)	This Statement is being filed by a group consisting of the following:
(i) William F. Whitman, Jr. Declaration of Trust (the “Trust”); and (iii) Thomas C. Danziger, an individual, as sole trustee of the Trust (“Trustee”).
The above are collectively referred to as the “Reporting Persons”.
The principal business address of the Trust is c/o The Middleby Corporation, 1400 Toastmaster Drive, Elgin, Illinois 60120.
Trustee is the sole trustee of the Trust. Trustee’s present principal occupation is attorney. Trustee’s business address is Danziger & Danziger, 405 Park Avenue, New York, New York 10022.
(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Trustee is a citizen of the United States. The Trust was formed in the United States.

Item 3.	Source and Amount of Funds or Other Consideration
N/A

Item 4.	Purpose of Transaction

For tax planning purposes, on December 9, 2003, William F. Whitman, Jr. (the grantor of the Trust) assigned an aggregate of 1,643,674 shares of Common Stock that he beneficially owns to the Trust.  His spouse, Barbara Whitman, assigned an aggregate of 255,300 shares of Common

Stock to another trust whose grantor was Ms. Whitman.  Trustee is the sole trustee of both trusts.  The Whitmans, the trusts, and Trustee did not receive or pay any consideration in connection with such transactions.  Under the terms of certain Irrevocable Trust Agreements, Mr. Whitman and his spouse, Ms. Whitman had the right to acquire beneficial ownership of such securities within 60 days of the transfer.

Under the terms of the trusts, on February 25, 2004, William F. Whitman, Jr. (the grantor of the Trust) reacquired an aggregate of 1,643,674 shares of Common Stock from the Trust and his spouse, Mrs. Whitman, reacquired an aggregate of 255,300 shares of Common Stock from the other trust.  The Whitmans, the trusts, and Trustee did not receive or pay any consideration in connection with such transactions.

Mr. Whitman is Chairman of the Board of the Issuer.
Trustee is the spouse of Laura B. Whitman, who is a director of the Issuer and the daughter of Mr. Whitman.

As of the date of this Amendment to this Schedule 13D, Reporting Persons have no plans or proposals which relate to, or would result in, any of the actions referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

As the Reporting Persons meet the definition of a “group” for purposes of Section 13(d) of the Securities Act, this Schedule 13D has been filed by the Reporting Persons.

Item 5.	Interest in Securities of the Issuer
(a) The Trust and the Trustee do not beneficially own any shares of Common Stock of the Issuer.
(b) N/A
(c) Other than the transactions described in Item 4 above, no transactions have been effected by any of the Reporting Persons during the past sixty days.

(d)           The trusts had the right to receive any dividends from, or proceeds from the sale of, the securities while the securities were held by the trusts.  Trustee had the power to direct the receipt of dividends from, or proceeds from the sale of, such securities while the securities were held by the trusts.

(e) On February 25, 2004, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock of the issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the terms of certain Irrevocable Trust Agreements, Trustee had the sole authority to direct the disposition and voting of the shares of Common Stock owned by the Trust and the trust granted by Ms. Whitman.  However, under the terms of those agreements Mr. Whitman and his spouse Ms. Whitman had the right to acquire beneficial ownership of such securities within 60 days of the transaction reported in the original Schedule 13D filed by the Reporting Persons.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1

Irrevocable Intangible Trust Agreement, dated November 29, 2003, between William F. Whitman, Jr., as Grantor of the Trust, and Thomas C. Danziger, as Trustee of the Trust, incorporated by reference to Exhibit 1 to the original Schedule 13D filed by the William F. Whitman, Jr. Declaration of Trust and Thomas C. Danzinger on December 9, 2003.

Exhibit 2

Irrevocable Intangible Trust Agreement, dated November 29, 2003, between Barbara Whitman, as Grantor of the Trust, and Thomas C. Danziger, as Trustee of the Trust, incorporated by reference to Exhibit 2 to the original Schedule 13D filed by the William F. Whitman, Jr. Declaration of Trust and Thomas C. Danzinger on December 9, 2003.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 1, 2004

WILLIAM J. WHITMAN, JR. DECLARATION OF TRUST

Signature:	/s/ Thomas C. Danziger, Sole Trustee

Name/Title:	Thomas C. Danziger, Sole Trustee

THOMAS C. DANZIGER

Signature:	/s/ Thomas C. Danziger

Name/Title:	Thomas C. Danziger

ATTENTION:	INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).